GLOBAL LOGISTICS INDUSTRY VETERAN JOINS DESCARTES BOARD

David Beatson Appointed to Descartes Board of Directors

WATERLOO, ONTARIO, March 21, 2006 — The Descartes Systems Group Inc. (Nasdaq: DSGX) (TSX: DSG), a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions and services for transportation, logistics, manufacturing, retail, distribution and service provider enterprises, today announced that David I. Beatson has been appointed to Descartes' board of directors.

"We are very pleased to have David join our board as he brings tremendous experience in the global transportation and logistics services provider markets," said Arthur Mesher, Descartes' CEO and member of the board of directors. "We look forward to David's strategic insight, not only as a global logistics industry veteran, but also as a successful executive familiar with the tremendous value that logistics technology can bring to transportation and logistics services provider markets."

"Descartes’ Global Logistics Network™ broadly connects the logistics community, both in terms of the number of different parties it brings together and the varied end-to-end business processes it facilitates," commented Beatson. "I'm looking forward to helping Descartes expand this important logistics community and provide greater value to its members through Descartes' technology-based logistics services."

Beatson, a recognized global authority in the field of transportation, logistics and supply chain management, has served in senior roles in a number of the industry's leading companies, including:

•

Regional CEO North America and member of the Executive Board of Panalpina, Inc., from May 2003 to April 2005. Panalpina is a leading provider of intercontinental airfreight and seafreight forwarding and transportation, specializing in global integrated logistics and comprehensive supply chain management solutions;

•	President, CEO and chairman of Circle International Group, Inc., from July 1998 to June 2000. Circle International is a global transportation and logistics company; and
•

President and CEO of Emery Worldwide from June 1994 until July 1998. Emery is a global transportation and logistics company and now part of UPS Supply Chain Solutions, Inc. From 1991 to June 1994, he also served as Emery's vice-president of sales and marketing.

Beatson is currently the CEO of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. Beatson also serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League. Beatson serves on the board of directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards, including the Council of Supply Chain Management Professionals.

--more--

David Beatson joins Descartes Board – page 2

About Descartes

The Descartes Systems Group Inc. is a leading provider of on-demand, software-as-a-service delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

###

Safe Harbor

This release contains forward-looking statements that relate to Descartes' technology functionality and performance, potential benefits derived therefrom, the performance of Descartes' personnel and Descartes' ability to continue to successfully serve its customers, Descartes' competitive position and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the sections entitled, "Risk Factors" and "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

Contact Information:

Mary Meldrum

The Descartes Systems Group Inc.

(519) 746-8110 x2577

investor@descartes.com